Mail Stop 4561

March 7, 2007

By U.S. Mail and facsimile to 011-44-207- 756-5645.

Mr. Nathan Bostock
Director, Finance and Markets
Abbey National plc
Abbey National House
2 Triton Square
Regent's Place, London NW1 3AN, England

> **Re:** **Abbey National plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **File No. 000-25670**

Dear Mr. Bostock:

We have reviewed your response filed on October 30, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

55. Differences between IFRS and US GAAP

Derivatives, page 175

1. We note your response to our previous comment 13 and the fact that you have ceased to claim any hedge accounting subsequent to January 1, 2005. However,

your disclosure on page 176 indicates that you did utilize hedge accounting under US GAAP for periods prior to January 1, 2005. Please tell us how you determined that these hedges met the criteria for fair value hedge classification under SFAS 133 for the periods in which you did claim hedge accounting. Additionally, please provide a summary of the types of hedges and notional amounts of the hedged item and hedging instrument for which you utilized hedge accounting under U.S. GAAP.

Note 59. Further note disclosures on differences between IFRS and US GAAP, and certain additional US disclosures

m) Loan impairment, page 187

2. Please refer to our previous comment 17. However, it remains unclear how you utilize the emergence period in your determination of impairment losses on your loan portfolio. Please specifically clarify how you determined that the use of a 3 and 12 month period for secured and unsecured loans respectively was appropriate, and clarify how you utilize that information in your statistical model. Please clarify if you exclude any accounts based on your use of an emergence period.

3. In your response to our previous comment 17, you stated that you reviewed your impairment methodology under UK GAAP and concluded that it is compliant with both IFRS and US GAAP. On page 123 you disclose that you had a net reclassification of £ (40) million from the allowance due to the adoption of IFRS that relates primarily to the reclassification of provisions related to certain corporate loans within the portfolio business unit segment. The net decrease in the allowance would indicate that there was an overall difference between your results determined under UK GAAP and your results determined under IFRS. Please clarify why you believe this net decrease was appropriate under IFRS and tell us why you believe that it does not constitute a change in accounting methodology.

* * * * *

Please revise your document in response to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with your proposed disclosures and furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore at (202) 551-3463 or me at (202) 551-3426 if you have questions.

Sincerely,

Paul Cline
Senior Accountant